

October 29, 2010

<u>Via Mail and Facsimile (441-295-3494)</u>

Graham Robjohns
Chief Executive Officer
Golar LNG Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

      Re: **Golar LNG Ltd.**
            Form 20-F for the Fiscal Year Ended December 31, 2009
            Filed April 29, 2010
            File No. 0-50113
            Response Letter Filed October 12, 2010

Dear Mr. Robjohns:

      We refer you to our comment letter dated September 29, 2010 regarding potential business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

                            Sincerely,

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance